Exhibit 99.1

Todos Medical, Ltd. Signs Non-Binding Memorandum of Understanding with Orot+ for Distribution Rights of its Breast Cancer Screening Tests in Romania and Austria

REHOVOT, TOMDF:OTCQB /September 13/Global Newswire/ —

Todos Medical Ltd. (OTCQB: TOMDF) a clinical-stage in-vitro diagnostics company focused on the development of blood tests for the early detection of cancer, today announced that on September 3, 2018, it signed a non-binding memorandum of understanding (“MOU”) with Orot+ for proposed sole distribution rights of Todos Medical Ltd.’s innovative and cost-effective blood tests for breast cancer screening in the territories of Romania and Austria for five and three-year periods, respecitvely. The MOU is non-binding and we intend to execute definitive agreement(s) with Orot+ as soon as possible.

“Since receiving our CE approval to begin sales in Europe, Todos Medical Ltd. has been seeking to find the right localized partner to introduce our breast cancer screening tests into local markets,” said Rami Zigdon, Todos Medical Chief Business Officer.

The purpose of the MOU is for Orot+ to build and establish the regulatory approvals, markets and applications for Orot+ to facilitate distribution of Todos’ screening tests for breast cancer (TM-B1 and TM-B2). Subejct to the parties entering into definitive agreement(s), Orot+, at its own cost, will conduct a pilot in Romania and Austria, prior to the commencement of any marketing and sales efforts in said territories. In consideration for the costs associated with conducting the pilots in Romania and Austria, Orot+ is expected to receive shares of Todos’ common stock.

“Establishing a local network for the purpose of introducing our cancer screening tests to the European market would be an important milestone for Todos. For years Orot+ has focused its efforts on Oncology, specifically connecting unmet needs in diagnostics and therapeutics with innovative solutions. It is this shared vision of identifying cancer earlier and thereby hopefully giving patients a better chance at long term survival that makes Orot+ an ideal strategic partner to introduce our breast cancer screening tests to Europe,” said Dr. Herman Weiss, Todos Medical CEO. “We believe that Orot+ is well established and connected to key opinion leaders, doctors, clinics, hospitals, medical centers regulatory bodies and reimbursement agencies. We are absolutely thrilled with this relationship and the synergies it is expected to offer to both parties. We look forward to potentially working with Orot+ for many years to come.”

About Todos Medical

Todos Medical Ltd. (OTCQB: TOMDF), an Israeli company headquartered in Rehovot, is a cancer in-vitro-diagnostic company engaging in the development of a series of blood tests for the early detection of a variety of cancers. The company has developed two cancer screening tests based on Todos Biochemical Infrared Analyses (“TBIA”), a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two breast cancer screening tests, TM-B1 and TM-B2 are CE marked in the EU. For more information, the content of which is not part of this press release, please visit http://www.Todosmedical.com.

Forward-looking statements: This press release contains forward-looking statements. For example, we are using forward-looking statements when we discuss our intention to execute a definitive agreement with Orot+, our expected work with Orot+ and any results therefrom, the availability of our breast cancer screening tests for testing and distribution, and the nature, effectiveness and potential cost of our breast cancer screening tests. These forward-looking statements are only based on the current expectations of the management of Todos Medical Ltd., and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for our product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance of Todos Medical Ltd. to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical Ltd. undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the company is contained under the heading “Risk Factors” in Todos Medical Ltd.’s Annual Report on Form 20-F. Reference is made to Todos Medical Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (“SEC”) which is available on the SEC's website, www.sec.gov. and in the Company’s periodic filings with the SEC.

Media Contact:

Todos Medical Ltd.

Daniel Hirsch

Investor Relations

Dan.h@todosmedical.com

(347) 699-0029